Exhibit (n)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, each dated May 23, 2022, and each included in the Registration Statement (Form N-2) of Conversus StepStone Private Markets (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated May 27, 2021, with respect to the consolidated financial statements and financial highlights of Conversus StepStone Private Markets included in the Annual Report to Shareholders (Form N-CSR) for the period ended March 31, 2021, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

May 23, 2022